                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              IVI PUBLISHING, INC.
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                  450707 10 4
                                 (CUSIP Number)

                              Wayne William Mills
                            The Colonnade, Suite 290
                             5500 Wayzata Boulevard
                        Golden Valley, Minnesota   55416
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:

                             William M. Mower, Esq.
                         Maslon Edelman Borman & Brand,
                  a Professional Limited Liability Partnership
                              3300 Norwest Center
                          Minneapolis, Minnesota 55402

                                OCTOBER 2, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





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
                                  SCHEDULE 13D
--------------------------                              ------------------------
Cusip No. 450707 10 4                                         Page 2  of 7 Pages
--------------------------------------------------------------------------------
 1      Name of Reporting Persons
        S.S. or I.R.S. Identification No. of Above Persons

        WAYNE WILLIAM MILLS                       TAMARA KOTTOM-MILLS
            S.S. No.  ###-##-####                     S.S. No. ###-##-####
--------------------------------------------------------------------------------
 2      Check the Appropriate Box if a Member of a Group*               (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3      SEC Use Only

--------------------------------------------------------------------------------
 4      Source of Funds*

        PF
--------------------------------------------------------------------------------
 5      Check Box If Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
 6      Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
                   | 7      Sole Voting Power
     Number of     |
                   |        0
      Shares       |------------------------------------------------------------
                   | 8      Shared Voting Power
    beneficially   |
                   |        400,000
       owned       |------------------------------------------------------------
                   | 9      Sole Dispositive Power
      by each      |
                   |        0
     reporting     |------------------------------------------------------------
                   | 10     Shared Dispositive Power
   person with:    |
                   |        400,000
--------------------------------------------------------------------------------
 11      Aggregate Amount Beneficially Owned by Each Reporting Person

         400,000 shares
--------------------------------------------------------------------------------
 12      Check Box if the Aggregate amount in Row (11) Excludes Certain Shares*
                                                                            [ ]
--------------------------------------------------------------------------------
 13      Percent of Class Represented by Amount in Row (11)

         5.3%
--------------------------------------------------------------------------------
 14      Type of Reporting Person*

         IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D dated October 4, 1996 (the "Schedule 13D") relates to the Common Stock, $.01 par value per share (the "Common Stock"), of IVI Publishing, Inc., a Minnesota corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7500 Flying Cloud Drive, Eden Prairie, Minnesota 55344.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed by Wayne William Mills and his wife, Tamara Kottom-Mills (the "Filing Persons"), individuals residing in the State of Minnesota. The Filing Persons are making this filing because they are the beneficial owners, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

         (b) The principal office of Mr. Mills is The Colonnade, Suite 290, 5500 Wayzata Boulevard, Golden Valley, Minnesota 55416. The residence of Mrs. Mills is 5020 Blake Road, Edina, Minnesota 55436.

         (c) Mr. Mills is an executive with R.J. Steichen & Company located at the address listed in (b) above. Mrs. Mills is not employed outside the home.

         (d) - (e) During the last five years, neither Filing Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has either Filing Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Both Reporting Persons are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the purchases identified in response to Item 5(c) was $1,511,162.50. All such purchases were paid for with personal funds. All securities identified in response to Item 5(c) were acquired by open market purchases.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Filing Persons purchased the Securities reported herein as an investment. Although the Filing Persons have a present intention to purchase additional securities from time to time, depending upon market conditions and their evaluation of the Issuer's business and prospects, they may alternatively determine to decrease or dispose of their investment in securities of the Issuer, whether now owned or hereafter acquired, in privately negotiated or open market transactions, on such terms and at such times as the Filing Persons consider desirable. In make any such determination, the Filing





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
Persons will take into consideration other available business opportunities, general economic conditions, monetary and stock market conditions, and future developments affecting the Issuer.

         The Filing Persons have not formed any specific intentions regarding:

                 (i) Any extraordinary corporate transaction such as a merger, reorganization, or liquidation involving the Issuer or any of its securities;

                 (ii) A sale or transfer of material amount of assets of the Issuer or any of its subsidiaries;

                 (iii) Any change in the present Board of Directors or management of the Issuer (including plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

                 (iv) Any material change in the present capitalization or dividend policy of the Issuer;

                 (v) Any other material change in the Issuer's business or corporate structure;

                 (vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of the Issuer by any person;

                 (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the NASDAQ market;

                 (viii) A class of the equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                 (ix)     Any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons together beneficially own 400,000 shares of the outstanding Common Stock of the Issuer, representing approximately 5.3% of the Common Stock (based upon 7,608,475 shares outstanding on October 3, 1996).

         (b) The Reporting Persons share voting and dispositive power with respect to a total of 400,000 shares.





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
                 (c) Listed below are all transactions effected in the Issuer's Common Stock by the Reporting Persons:

                    Reporting                            Number of Shares        Price per
                     Person             Trade Date                                  Share
           ---------------------------------------------------------------------------------------
              Wayne Mills                07/24/95                2,500               $     8.00
              Wayne Mills                08/03/95                2,500                     7.65
              Wayne Mills                08/09/95               10,000                     7.80
              Tamara Mills               08/09/95                7,500                    7 3/4
              Tamara Mills               08/14/95                2,500                   7 9/16
              Wayne Mills                06/21/96               25,000                     8.40
              Wayne Mills                06/25/96               15,000                     6.90
              Wayne Mills                06/25/96                5,000                  8 11/16
              Wayne Mills                07/22/96               80,000                    4 5/8
              Tamara Mills               07/31/96               20,000                    3 3/8
              Tamara Mills               08/08/96               10,000                    2 7/8
              Wayne Mills                08/12/96              100,000                     1.45
              Wayne Mills                08/27/96               59,000                     2.85
              Wayne Mills                09/24/96               30,000                     2.89
              Wayne Mills                10/02/96               31,000                   3 1/32
                                                              --------

                  Total                                        400,000
                                                               =======

          (d)    Not applicable.

          (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the Filing Persons, on one hand, and any other person with respect to any securities of the Issuer on the other hand.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement between the Reporting Persons relating to the filing of joint acquisition statements pursuant to Rule 13d-1(f).





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                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     October 4, 1996



                                               By   /s/ Wayne William Mills
                                                   ---------------------------
                                                   Wayne William Mills


                                               By   /s/ Tamara Kottom-Mills
                                                   ---------------------------
                                                   Tamara Kottom-Mills





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                                                                       EXHIBIT 1


                                   AGREEMENT


         The undersigned hereby consent to the filing of this report on
Schedule 13D on behalf of each of them.


Dated:   October 4, 1996



                                               By   /s/ Wayne William Mills
                                                   ---------------------------
                                                   Wayne William Mills


                                               By   /s/ Tamara Kottom-Mills
                                                   ---------------------------
                                                   Tamara Kottom-Mills





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